# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Puerto Rico Residents Tax-Free Fund V, Inc., CIK 0001847284
CUSIP: 74527Q101
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: Banco Popular Center, 209 Munoz Rivera Avenue, Suite 1031, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001838395

## Reporting persons
- Ocean Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 1,037,660; sole dispositive power 0; shared dispositive power 1,037,660; aggregate amount beneficially owned 1,037,660 (7.65% of the class)
  Comment: 11. The percentages used herein are calculated based upon 13,563,932 shares of common stock outstanding as of 04/7/2025, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on 04/23/2025. The issuer was registered under the Puerto Rico Investment Companies Act of 1954, as amended. Accordingly, this filing is being submitted out of the abundance of caution.
- W. Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,037,660; sole dispositive power 0; shared dispositive power 1,037,660; aggregate amount beneficially owned 1,037,660 (7.65% of the class)
  Comment: 9. Consisting of (i) 1,037,660 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
  
  11. The percentages used herein are calculated based upon 13,563,932 shares of common stock outstanding as of 04/07/2025, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on 04/23/2025.

## Item 1. Issuer
Name of issuer: Puerto Rico Residents Tax-Free Fund V, Inc.
Address of issuer's principal executive offices: Banco Popular Center 209 Munoz Rivera Avenue, Suite 1031 San Juan, Puerto Rico 00918

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Ocean Capital LLC and W. Heath Hawk (the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Common Shares") of Puerto Rico Residents Tax-Free Fund V, Inc. (the "Issuer"). The Reporting Persons hold the securities reported herein for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with, or as a participant in, any transaction having such purpose of effect.
Address of principal business office or, if none, residence: GAM Tower, 2 Tabonuco Street, Suite 200 Guaynabo, Puerto Rico 00968
Citizenship: This information is set forth in Row 4 of the Cover Page attached hereto which is incorporated by reference herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the Cover Pages attached hereto and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ocean Capital LLC: /s/ W. Heath Hawk, W. Heath Hawk/Managing Member (08/05/2025)
- W. Heath Hawk: /s/ W. Heath Hawk, W. Heath Hawk (08/05/2025)